Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALTUS POWER, INC.

1.	The name of this corporation is Altus Power, Inc.

2.

The registered office in the State of Delaware is located at Suite 302, 4001 Kennett Pike, County of New Castle, Wilmington, Delaware 19807. The name of the registered agent at such address upon whom process against this corporation may be served is Maples Fiduciary Services (Delaware) Inc.

3.	The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.	The total amount of stock this corporation is authorized to issue is 1,000 shares which will be designated as Common Stock with a par value of $0.01 per share.